                          SECURITIES AND EXCHANGE COMMISSION
                                WASHINGTON, D.C. 20549

                           RULE 13e-3 TRANSACTION STATEMENT
          (Pursuant to Section 13(e) of the Securities Exchange Act of 1934)
                           PERKINS FAMILY RESTAURANTS, L.P.
                                 (Name of the Issuer)
                           PERKINS MANAGEMENT COMPANY, INC.
                              PERKINS RESTAURANTS, INC.
                             THE RESTAURANT COMPANY and
                              PERKINS ACQUISITION CORP.
                         (Name of Person(s) Filing Statement)
                        Depositary Units Representing Limited
                         Partnership Interests in the Issuer
                            (Title of Class of Securities)
                                      714063104
                        (CUSIP Number of Class of Securities)

                               Donald F. Wiseman, Esq.
                           Perkins Management Company, Inc.
                            6075 Poplar Avenue, Suite 800
                                  Memphis, TN 38119
                                    (901) 766-6400

     (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Persons Filing Statement)

                                   WITH COPIES TO:

                                 Scott J. Davis, Esq.
                                 Mayer, Brown & Platt
                               190 South LaSalle Street
                               Chicago, Illinois  60603
                                    (312) 782-0600

This statement is filed in connection with (check the appropriate box):
    a. /x/ The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Act of 1934.
    b. / / The filing of a registration statement under the Securities Act of 1933.
    c.   / /  A tender offer.
    d.   / /  None of the above.
    Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: / /

                              CALCULATION OF FILING FEE

===============================================================================
  TRANSACTION                                                      AMOUNT OF
  VALUATION*                                                       FILING FEE
  -----------                                                      ----------

  $76,222,930   ................................................   $15,245.00
===============================================================================



* FOR PURPOSES OF CALCULATING THE FILING FEE ONLY. THIS AMOUNT ASSUMES THAT 5,444,495 UNITS OF LIMITED PARTNERSHIP INTERESTS ("UNITS") WILL BE CONVERTED IN THE MERGER INTO THE RIGHT TO RECEIVE $14.00 PER UNIT IN CASH. THE AMOUNT OF THE FILING FEE EQUALS 1/50TH OF ONE PERCENT OF THE AGGREGATE CASH CONSIDERATION TO BE PAID PURSUANT TO THE MERGER.
/x/ CHECK BOX IF ANY PART OF THE FEE IS OFFSET BY RULE 0-11(a)(2) AND IDENTIFY
    THE FILING WITH WHICH THE OFFSETTING FEE WAS PREVIOUSLY PAID. PROXY STATEMENT ON SCHEDULE 14A, FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON OCTOBER 1, 1997, BY PERKINS MANAGEMENT COMPANY, INC.
AMOUNT PREVIOUSLY PAID:  $15,245.00
FORM OR REGISTRATION NO.:  NOT APPLICABLE
FILING PARTY: PERKINS FAMILY RESTAURANTS, L.P.
DATE FILED:  OCTOBER 1, 1997

                                     INTRODUCTION


    This Rule 13e-3 Transaction Statement (the "Statement") is being filed by Perkins Management Company, Inc. ("PMC"), Perkins Restaurants, Inc. ("PRI"), The Restaurant Company ("TRC") and Perkins Acquisition Corp. ("MergerCo."). PMC is a wholly owned subsidiary of PRI and the general partner of Perkins Family Restaurants, L.P. (the "Issuer"). PRI, a wholly owned subsidiary of TRC, holds approximately 48.1% of the outstanding Units representing limited partnership interests in the Issuer ("Units"). This Statement relates to a proposed merger (the "Merger") in which Perkins Acquisition Corp. ("MergerCo."), a Delaware corporation and a wholly owned subsidiary of PMC, would merge with and into the Issuer and the Units, other than those Units held by TRC and its direct and indirect subsidiaries would be converted into the right to receive $14 per Unit in cash.

    The following cross reference sheet is being supplied pursuant to General Instruction F to the Statement and shows the location in the Proxy Statement on
Schedule 14A (the "Proxy Statement") filed by PFR with the Securities and Exchange Commission on the date hereof, of the information required to be included in response to the items of this Statement. The information set forth in the Proxy Statement, which is attached hereto as Exhibit (g)(1), is hereby expressly incorporated herein by reference and the responses to each item are qualified in their entirety by the provisions of the Proxy Statement.

                                CROSS REFERENCE SHEET

    ITEM IN
SCHEDULE 13E-3                     WHERE LOCATED IN SCHEDULE 14A

Item 1(a) . . . . . . . . . . . . . . .        *
Item 1(b) . . . . . . . . . . . . . . .   SUMMARY -- Record Date;Units Entitled
                                          to Vote; Quorum
Item 1(c) . . . . . . . . . . . . . . .   MARKET FOR PARTNERSHIP'S UNITS;
                                          DISTRIBUTIONS
Item 1(d) . . . . . . . . . . . . . . .   MARKET FOR PARTNERSHIP'S UNITS;
                                          DISTRIBUTIONS
Item 1(e) . . . . . . . . . . . . . . .        *
Item 1(f) . . . . . . . . . . . . . . .        *
Item 2. . . . . . . . . . . . . . . . .   SUMMARY -- Purpose of the Special
                                          Meeting
Item 2(a) . . . . . . . . . . . . . . .   SUMMARY -- Certain Relationships;
                                          Interests of Certain Persons in the
                                          Merger; SCHEDULE I
Item 2(b) . . . . . . . . . . . . . . .   SUMMARY -- Purpose of the Special
                                          Meeting; SCHEDULE I
Item 2(c) . . . . . . . . . . . . . . .   SUMMARY -- Purpose of the Special
                                          Meeting; Certain Relationships;
                                          Interests of Certain Persons in the
                                          Merger; SCHEDULE I
Item 2(d) . . . . . . . . . . . . . . .   SUMMARY -- Purpose of the Special
                                          Meeting; Certain Relationships;
                                          Interests of Certain Persons in the
                                          Merger; SCHEDULE I
Item 2(e) . . . . . . . . . . . . . . .   *
Item 2(f) . . . . . . . . . . . . . . .   *
Item 2(g) . . . . . . . . . . . . . . .   *
Item 3(a)(1). . . . . . . . . . . . . .   THE MERGER -- Background of and
                                          Reasons for the Merger; Interests of
                                          Certain Persons in the Merger;
                                          Conflicts of Interest; Relationships
                                          Between the Parties
Item 3(a)(2). . . . . . . . . . . . . .   THE MERGER -- Background of and
                                          Reasons for the Merger
Item 3(b) . . . . . . . . . . . . . . .   THE MERGER -- Background of and
                                          Reasons for the Merger
Item 4(a) . . . . . . . . . . . . . . .   THE MERGER -- Structure of the Merger
Item 4(b) . . . . . . . . . . . . . . .   THE MERGER --Structure of the Merger;
                                          Interests of Certain Persons in the
                                          Merger; Conflicts of Interest;
                                          Relationships Between the Parties
Item 5. . . . . . . . . . . . . . . . .   THE MERGER -- Plans for the
                                          Partnership After the Merger
Item 6(a) . . . . . . . . . . . . . . .   THE MERGER AGREEMENT -- Financing of
                                          the Merger
Item 6(b) . . . . . . . . . . . . . . .   THE MERGER -- Expenses of the Merger
Item 6(c) . . . . . . . . . . . . . . .   THE MERGER AGREEMENT -- Financing of
                                          the Merger

Item 6(d) . . . . . . . . . . . . . . .   THE MERGER AGREEMENT -- Financing of
                                          the Merger
Item 7(a) . . . . . . . . . . . . . . .   THE MERGER -- Background of and
                                          Reasons for the Merger
Item 7(b) . . . . . . . . . . . . . . .   THE MERGER -- Background of and
                                          Reasons for the Merger
Item 7(c) . . . . . . . . . . . . . . .   THE MERGER -- Background of and
                                          Reasons for the Merger
Item 7(d) . . . . . . . . . . . . . . .   THE MERGER -- Certain Effects of the
                                          Merger; Federal Income Tax
                                          Consequences
Item 8. . . . . . . . . . . . . . . . .   SUMMARY -- Fairness of the
                                          Transaction; Recommendations; Vote
                                          Required; THE MERGER -- Fairness
                                          Opinion
Item 9. . . . . . . . . . . . . . . . .   SUMMARY -- Fairness Opinion;
                                          THE MERGER -- Background of and
                                          Reasons for the Merger; Fairness
                                          Opinion
Item 10 . . . . . . . . . . . . . . . .   THE MERGER -- Interests of Certain
                                          Persons in the Merger; Conflicts of
                                          Interest; Relationships Between the
                                          Parties
Item 11 . . . . . . . . . . . . . . . .   THE MERGER -- Interests of Certain
                                          Persons in the Merger; Conflicts of
                                          Interest; Relationships Between the
                                          Parties
Item 12(a). . . . . . . . . . . . . . .   THE MERGER -- Structure of the Merger
Item 12(b). . . . . . . . . . . . . . .   SUMMARY -- Fairness of the
                                          Transaction; Recommendation
Item 13 . . . . . . . . . . . . . . . .   SUMMARY -- No Appraisal Rights
Item 14 . . . . . . . . . . . . . . . .   SUMMARY FINANCIAL DATA
Item 15(a). . . . . . . . . . . . . . .   THE PROXY SOLICITATION
Item 15(b). . . . . . . . . . . . . . .   THE PROXY SOLICITATION
Item 16 . . . . . . . . . . . . . . . .   THE PROXY STATEMENT
Item 17 . . . . . . . . . . . . . . . .   *

*     This information is provided only in this Schedule 13E-3.

ITEM 1.  ISSUER AND CLASS OF SECURITY SUBJECT TO THE TRANSACTION.

    (a) The name of the issuer of the class of equity security which is the subject of the Rule 13e-3 transaction is Perkins Family Restaurants, L.P., a Delaware limited partnership (the "Issuer"), and the address of its principal executive offices is 6075 Poplar Avenue, Suite 800, Memphis, TN 38119.

    (b) The information set forth in the Proxy Statement under "SUMMARY - Record Date; Units Entitled to Vote; Quorum" is incorporated herein by reference.

    (c) The information set forth in the Proxy Statement under "MARKET FOR PARTNERSHIP'S UNITS; DISTRIBUTIONS" is incorporated herein by reference.

    (d) The information set forth in the Proxy Statement under "MARKET FOR PARTNERSHIP'S UNITS; DISTRIBUTIONS" is incorporated herein by reference.

    (e)  Not Applicable.

    (f)  Not Applicable.

ITEM 2.  IDENTITY AND BACKGROUND.

    (a)--(d) and (g) This Statement is being filed by PMC, PRI, TRC and MergerCo. The information set forth in the Proxy Statement under "SUMMARY -- Purpose of the Special Meeting," "SUMMARY -- Certain Relationships," "SUMMARY -- Interests of Certain Persons in the Merger," "THE MERGER -- Structure of the Merger," "THE MERGER -- Interests of Certain Persons in the Merger; Conflicts of Interest," "THE MERGER -- Relationships Between the Parties" and in "SCHEDULE I" to the Proxy Statement is incorporated herein by reference. Unless otherwise indicated, all of the natural persons identified in such portions of the Proxy Statement are citizens of the United States of America.


    (e)--(f) During the last five years, neither any of PMC, PRI or TRC nor, to the best of their knowledge, any of the executive officers or directors of PMC, PRI or TRC (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) was party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining further violations of, or prohibiting activities subject to, federal or state securities laws of finding any violation of such laws.

ITEM 3.  PAST CONTACTS, TRANSACTIONS OR NEGOTIATIONS.

    (a)--(b)  The information set forth in the Proxy Statement under "THE
MERGER -- Background of and Reasons for the Merger," "THE MERGER -- Interests of Certain Persons in the Merger; Conflicts of Interest," and "THE MERGER -- Relationships Between the Parties" is incorporated herein by reference.

ITEM 4.  TERMS OF THE TRANSACTION.

    (a) The information set forth in the Proxy Statement under "THE MERGER -- Structure of the Merger" is incorporated herein by reference.

    (b) The information set forth in the Proxy Statement under "THE MERGER -- Structure of the Merger," "THE MERGER -- Interests of Certain Persons in the Merger; Conflicts of Interest," and "THE MERGER -- Relationships Between the Parties" is incorporated herein by reference.

ITEM 5.  PLANS OR PROPOSALS OF THE ISSUER OR AFFILIATE.

    (a)--(g) The information set forth in the Proxy Statement under "THE MERGER -- Plans for the Partnership After the Merger" is incorporated herein by reference.

ITEM 6.  SOURCE AND AMOUNTS OF FUNDS OR OTHER CONSIDERATION.

    (a) The information set forth in the Proxy Statement under "THE MERGER AGREEMENT -- Financing of the Merger" is incorporated herein by reference.

    (b) The information set forth in the Proxy Statement under "THE MERGER AGREEMENT -- Expenses of the Merger" is incorporated herein by reference.

    (c) The information set forth in the Proxy Statement under "THE MERGER AGREEMENT -- Financing of the Merger" is incorporated herein by reference.

    (d) The information set forth in the Proxy Statement under "THE MERGER AGREEMENT -- Financing of the Merger" is incorporated herein by reference.

ITEM 7.  PURPOSE(S), ALTERNATIVES, REASONS AND EFFECTS.

    (a)--(d) The information set forth in the Proxy Statement under "THE MERGER -- Background of and Reasons for the Merger," "THE MERGER -- Certain Effects of the Merger," and "THE MERGER -- Federal Income Tax Consequences" is incorporated herein by reference.

ITEM 8.  FAIRNESS OF THE TRANSACTION.

    (a)--(e) The information set forth in the Proxy Statement under "SUMMARY -- Fairness of the Transaction; Recommendations," "SUMMARY -- Vote Required," and "THE MERGER -- Fairness Opinion" is incorporated herein by reference.

    (f)  Not applicable.

ITEM 9.  REPORTS, OPINIONS, APPRAISALS AND CERTAIN NEGOTIATIONS.

    (a)- (b) The information set forth in the Proxy Statement under "SUMMARY -- Fairness Opinion," "THE MERGER -- Background of and
Reasons for the Merger," and "THE MERGER -- Fairness Opinion" is incorporated herein by reference.

    (c) The information set forth in the Proxy Statement under "AVAILABLE INFORMATION" is incorporated herein by reference.

ITEM 10.  INTEREST IN SECURITIES OF THE ISSUER.

    (a)--(b) The information set forth in the Proxy Statement under "THE MERGER -- Interests of Certain Persons in the Merger; Conflicts of Interest," and "THE MERGER -- Relationships Between the Parties" is incorporated herein by reference.

ITEM 11. CONTRACTS, ARRANGEMENTS OR UNDERSTANDINGS WITH RESPECT TO THE ISSUER'S SECURITIES.

    The information set forth in the Proxy Statement under "THE MERGER -- Interests of Certain Persons in the Merger; Conflicts of Interest," and "THE MERGER -- Relationships Between the Parties" is incorporated herein by reference.

ITEM 12. PRESENT INTENTION AND RECOMMENDATION OF CERTAIN PERSONS WITH REGARD TO THE TRANSACTION.

    (a) The information set forth in the Proxy Statement under "THE MERGER -- Structure of the Merger" is incorporated herein by reference.

    (b) The information set forth in the Proxy Statement under "SUMMARY -- Fairness of the Transaction; Recommendation" is incorporated herein by reference.

ITEM 13.  OTHER PROVISIONS OF THE TRANSACTION.

    The information set forth in the Proxy Statement under "SUMMARY - No Appraisal Rights" is incorporated herein by reference.

ITEM 14.  FINANCIAL INFORMATION.

    The information set forth in the Proxy Statement under "SUMMARY FINANCIAL DATA," the Company's Annual Report on Form 10-K for the year ended December 31, 1996 (File No.1-9214), the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 1997 and the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 1997 is incorporated herein by reference.

ITEM 15.  PERSONS AND ASSETS EMPLOYED, RETAINED OR UTILIZED.

    (a) The information set forth in the Proxy Statement under "THE PROXY SOLICITATION" is incorporated herein by reference.

    (b) The information set forth in the Proxy Statement under "THE PROXY SOLICITATION" is incorporated herein by reference.

ITEM 16.  ADDITIONAL INFORMATION.

    Additional information concerning the Transaction is set forth in the Proxy Statement and the entirety of the Proxy Statement is incorporated herein by reference.

ITEM 17.  MATERIAL TO BE FILED AS EXHIBITS.

(a) . . . . . . . .
(b) . . . . . . . .     Exhibit (b)(1)   Morgan Keegan & Company, Inc. Opinion
                        Exhibit (b)(2)   Morgan Keegan & Company, Inc. Report
                        Exhibit (b)(3)   Smith Barney Inc. Report
(c) . . . . . . . .     Exhibit (c)(1).  Agreement and Plan of Merger dated
                                         September 11, 1997

(d) . . . . . . . .     Exhibit (d)(1).     Proxy Statement on Schedule 14A,
                                            filed with the Securites and
                                            Exchange Commission on September
                                            __,1997
(e) . . . . . . . .     Not applicable.
(f) . . . . . . . .     Not applicable.

                                      SIGNATURE


     After due inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  October 1, 1997                 PERKINS MANAGEMENT COMPANY, INC.


                                        By /s/ Steven R. McClellan
                                          ------------------------------------
                                          Name: Steven R. McClellan
                                          Title: Executive Vice President and
                                                 Chief Financial Officer



                                        THE RESTAURANT COMPANY


                                        By /s/ Michael P. Donahoe
                                          ------------------------------------
                                          Name: Michael P. Donahoe
                                          Title: Vice President

                                    EXHIBIT INDEX


                                                                  SEQUENTIALLY
EXHIBIT NO.              DESCRIPTION                              NUMBERED PAGE
-----------              -----------                              ------------

Exhibit (a)(1)
Exhibit (b)(1)      Morgan Keegan & Company, Inc. Opinion
                    (attached as Annex B to Exhibit (d)(1))
Exhibit 99.(b)(2)   Morgan Keegan & Company, Inc. Report
Exhibit 99.(b)(3)   Smith Barney Inc. Report
Exhibit (c)(1).     Agreement and Plan of Merger dated September 11, 1997
                    (attached as Annex A to Exhibit (d)(1))
Exhibit 99.(d)(1).  Proxy Statement on Schedule 14A, filed with the Securites and Exchange Commission on October 1,1997